EXHIBIT 21.1

Subsidiaries of Replimune Group, Inc.

Name of Subsidiary	Jurisdiction	Ownership Percentage
Replimune, Inc.	DE	100%

Replimune Limited	England and Wales	100%

Replimune Securities Corporation	MA	100%